SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.	UNIPAR – UNIÃO DE INDÚSTRIAS	LANXESS DEUTSCHLAND GMBH
PETROQU¥MICAS S.A.
Companhia Aberta	Companhia Aberta
CNPJ nº 42.150.391/0001-70	CNPJ nº 33.958.695/0001-78	CNPJ nº 09.098.766/0001-25

PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

     Companhia Aberta
CNPJ nº 29.667.227/0001-77

RELEVANT FACT

DISPOSAL OF SHARE CONTROL OF PETROFLEX INDÚSTRIA E COMÉRCIO S.A.

Petroflex Indústria e Comércio S.A. (“Petroflex”), Braskem S.A. (“Braskem”), UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”, and jointly with Braskem, “Controlling Companies”), and Lanxess Deutschland GmbH (“LANXESS”), a German company, in compliance with the provisions of paragraph 4 of article 157 of Law Nº. 6404/76 and of CVM Ruling 358/02, hereby inform that the Controlling Companies of Petroflex and other shareholders, executed on the date hereof a share purchase and sale agreement (“Agreement”) with LANXESS, whereby 17,102,002 common shares and 7,416,602 class A preferred shares, representing 72.38% of the total common shares and 64.16% of the class A preferred shares, respectively, and 69.68% of the total capital of Petroflex, will be sold. The transaction represents the disposal of all of the shares held by the Controlling Companies. The purchase price for the shares disposed of by the Controlling Companies and the other shareholders amounts to up to five hundred and twenty-six million, six hundred and eighty thousand reais (R$ 526,680,000.00) (“Purchase Price”), corresponding to the price of up to twenty-two reais and eighty-six centavos (R$ 22.86) per common share and up to eighteen reais and twenty-nine centavos (R$ 18.29) per class A preferred share, all of them issued by Petroflex. The amounts are subject to the usual adjustments for this type of transaction, which will be verified by LANXESS through a due diligence procedure according to the Agreement.

I – REASON

This acquisition will enable LANXESS to strategically supplement its products portfolio and strengthen its market position. The acquisition of Petroflex is also a clear sign of the LANXESS commitment to participate actively in the worldwide evolution of the chemical industry. Through this acquisition, the company will supplement its products portfolio and create an excellent growth platform.

LANXESS is a new independent company with its headquarters in Germany and is the leader in the chemical specialties market. With sales of € 6.94 billion in 2006, the company has over 14,500 employees in 21 countries and is active in 47 places around the world. The businesses of LANXESS are focused on the development, production and sale of chemical specialties, plastics, rubber and intermediary chemical products.

Petroflex Indústria e Comércio S.A. is an open joint-stock company the object of which is to produce elastomers and market the products manufactured thereby or by third parties.

The company has an annual production capacity of 442,000 tons of elastomers, divided into three plants: (i) Duque de Caxias (RJ), the largest plant of the Company, capable of producing 196,000t/year of SBR, 16,800t/year of latex and 4,000t/year of PBLH; (ii) Cabo de Santo Agostinho (PE), the only unit in Latin America that produces the synthetic rubber used in the production of green tire – the ecological tire; and (iii) Triunfo (RS), a plant that has the most modern equipment, with a production capacity of 80,000t/year of SBR.

During the first nine months of 2007, Petroflex sold 256.5 thousand tons, of which 182.9 thousand tons were directed to the domestic market and 73.6 thousand tons, to the foreign market, resulting in a consolidated total Net Income of R$ 1.06 billion and consolidated Net Profits of R$ 52.7 million over the period.

II – THE TRANSACTION:

The transaction will be divided into the following three stages:

1. Acquisition of Petroflex shares:

LANXESS will acquire 17,102,002 common shares for the price of up to twenty-two reais and eighty-six centavos (R$ 22.86) per share and 7,416,602 class A preferred shares at the price of up to eighteen reais and twenty-nine centavos (R$ 18.29) per share, representing 72.38% of the total common shares, and 64.16% of the total class A preferred shares issued by the Company, totaling 69.68% of the capital of Petroflex.

The Purchase Price shall be paid at sight, in Brazilian currency.

2. Public Offering (Tag Along) for acquisition of outstanding common shares issued by Petroflex on the market, subject to the conditions and terms set out in Article 254-A of Law 6404/76 and CVM Ruling 361:

Since the transaction contemplates disposal of the Petroflex control, LANXESS, in compliance with the legal precepts applicable to the case (Article 254-A of Law 6404/76 and CVM Ruling 361) will send to CVM, within the legal term, the application for registration of a public offering for acquisition of common shares held by the other shareholders having common shares of Petroflex (“OPA Tag Along”), for the price equivalent to 80% of the price established in item 1 above for the common shares, representing as of this date a price of up to eighteen reais and twenty-nine centavos (R$ 18.29) .

3. Public Offering for Deregistration of Petroflex as a Publicly Held Company:

LANXESS intends to forward to CVM, within 30 days as from closing of the transaction, an application for registration of public offering for deregistration of Petroflex as a publicly held company, pursuant to the terms of Article 4, paragraph 4 of Law 6404/76 and CVM Ruling 361. The purchaser will offer the amount of up to eighteen reais and twenty-nine centavos (R$ 18.29) per preferred share held by the other shareholders having preferred shares of Petroflex.

III – MISCELLANEOUS

The transaction described herein will be submitted for approval by the applicable regulatory agencies, including the Administrative Council for Economic Defense - CADE and the antitrust agencies of other applicable jurisdictions, within the term and in the manner indicated by the respective legislations, and will be informed to the São Paulo Stock Exchange – Bovespa, to the Brazilian Securities Commission – CVM, to the U.S. Securities and Exchange Commission – SEC, to NYSE – New York Stock Exchange, to the Latin American Stock Market of the Madrid Stock Exchange – Latibex and to the Frankfurt Stock Exchange.

The Company will keep its shareholders and the market timely and properly informed of the closing of the transaction. Further information can be obtained at the investors relations department of Petroflex, at the following address: Avenida das Américas, 3434, Bloco 7, 2º andar – Barra da Tijuca, Rio de Janeiro (RJ) – CEP: 22640-102.

Rio de Janeiro, December 13, 2007

Carlos José Fadigas de Souza	Luiz Carlos Lopes	Vitor Mallmann
Filho	Investors Relations and Financial	Vice President and Investors
Investors Relations and Financial	Officer	Relations Officer
Officer	Petroflex Indústria e Comércio	Unipar – União de Indústrias
Braskem S.A.	S.A.	Petroquímicas S.A.

Michael Pontzen

Responsible for the Investors Relations Area of Lanxess Deutschland GmbH

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.